Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL - 3500 GP Utrecht · The Netherlands
t +31 30 298 88 19 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

press release

Utrecht, March 21, 2006

Wessanen acquires full ownership of Natudis and finalizes acquisition of Bio Slym

The Executive Board of Royal Wessanen nv announces the acquisition of the remaining 29.7% of the shares of Natudis B.V. (Netherlands), previously owned by one of the founders of the company. Wessanen already owned 70.3% of the shares. At the same time Wessanen announces it has completed the acquisition of Bio Slym S.r.L. in Italy.

Natudis

Natudis is part of the European Distribution activities of Wessanen and is the leading supplier and distributor of branded natural and health food products in the Benelux. The company distributes approximately 9,000 different products to 1,000 customers in the Benelux with proprietary brands such as De Rit, Natufood, Ekoland, Vetara, Molenaartje and Tartex.

Bio Slym

Wessanen has acquired Bio Slym S.r.L., an Italian company located in Viadana, in the Mantova region. Bio Slym focuses on the production of high-quality soy milk, an expertise well positioned to support further development of our brands. Soy is one of the key growth categories as defined in the Wessanen strategy. Bio Slym is acquired in order to grow this category, enhance new product development and increase our expertise in the field of research and development. The company started in 2004 as a spin-off of Rossi & Catelli SpA (a food processing equipment company). As the company is still in the start-up phase, revenues are currently limited but are expected to grow rapidly.

The purchase price of both acquisitions is well within Wessanen's target zone of 0.8 to 1.2 times revenue and was paid in cash.

Executive Board
Royal Wessanen nv

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